

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2018

Ramesh Kumar
President and Chief Executive Officer
Onconova Therapeutics, Inc.
375 Pheasant Run
Newtown, PA 18940

> **Re: Onconova Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 17, 2018**
> **File No. 333-224315**

Dear Dr. Kumar:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Incorporation by Reference, page 42

1. Please revise this section to include the definitive proxy statement you filed on February 28, 2018, and the Current Reports on Form 8-K that you have filed since the filing of this registration statement. Refer to Item 12(a)(2) of the Form S-1.

General

2. We note that you incorporate by reference your Form 10-K for the fiscal year ended December 31, 2017; however, the Form 10-K incorporates by reference information from your definitive proxy statement that has not yet been filed. Please note that we will

Ramesh Kumar
Onconova Therapeutics, Inc.
April 24, 2018
Page 2

      not be in a position to accelerate the effective date of your registration statement until you have amended the Form 10-K to include Part III information or filed the definitive proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms Question 123.01 and Regulation S-K Question 117.05 for guidance.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any questions.

                              Division of Corporation Finance
                              Office of Healthcare & Insurance

cc: Joanne R. Soslow